SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 2000

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from              to             .
                                        ------------    ------------

Commission file number 1-3492

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            Halliburton Savings Plan
                               4100 Clinton Drive
                              Building 3, Room 1208
                                Houston, TX 77020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


         The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Savings Plan:


                  Financial Statements and Schedule
                  ---------------------------------

                  Report of Independent Public Accountants - Arthur Andersen LLP

                  Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

                  Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

                  Notes to Financial Statements

                  Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2000

                  Exhibit
                  -------

                  Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Halliburton Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  June 28, 2001





                                          By /s/ Margaret E. Carriere
                                             -----------------------------------
                                                 Margaret E. Carriere,
                                                 Chairperson of the Halliburton
                                                 Company Benefits Committee

Halliburton Savings Plan

Financial Statements
As of December 31, 2000 and 1999,
And Supplemental Schedule
As of December 31, 2000

Together with Report of Independent Public Accountants

Halliburton Savings Plan

Index to Financial Statements


                                                                 Page(s)
                                                                 -------
Report of Independent Public Accountants                             1

Statements of Net Assets Available for Plan Benefits
    as of December 31, 2000 and 1999                                 2

Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                             3

Notes to Financial Statements                                      4-10

Supplemental Schedule of Assets Held for Investment Purposes
    as of December 31, 2000                                          11

Report of Independent Public Accountants



To the Benefits Committee of the
Halliburton Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ Arthur Andersen LLP
                                                 -------------------------
                                                     Arthur Andersen LLP




Dallas, Texas,
    June 5, 2001

Halliburton Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999



                                                                                        2000             1999
                                                                                    ------------     ------------
ASSETS:
     Cash                                                                           $      -         $       108
     Company contributions receivable                                                      -               6,138
     Plan participants' contributions receivable                                         20,277           79,552
     Participation in Master Trust, at fair value                                    23,956,619       24,377,567
     Participant loans                                                                1,308,674        1,056,044
                                                                                    ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                              $25,285,570      $25,519,409
                                                                                    ============     ============





The accompanying notes are an integral part of these financial statements.

Halliburton Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000



ADDITIONS:
     Contributions-
         Company                                                                                  $       58,331
         Plan participants                                                                             2,844,985
         Transfers from other plans                                                                       45,038

     Investment activity-
         Allocation of Master Trust net investment activity                                             (711,808)
         Interest on loans to participants                                                                96,074
                                                                                                  ---------------

                  Total additions                                                                      2,332,620
                                                                                                  ---------------

DEDUCTIONS:
     Benefits paid to participants                                                                    (2,232,471)
     Administrative expenses                                                                            (333,988)
                                                                                                  ---------------

                  Total deductions                                                                    (2,566,459)
                                                                                                  ---------------

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                  (233,839)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     beginning of year                                                                                25,519,409
                                                                                                  ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
     end of year                                                                                  $   25,285,570
                                                                                                  ===============





The accompanying notes are an integral part of this financial statement.

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


1.   Description of the Plan:

The Halliburton Savings Plan (the "Plan") is a defined contribution plan for certain qualified employees of Halliburton Company and certain subsidiaries (the "Company"). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan's provisions.

Plan Mergers

Effective April 1, 1999, the Savings Plan for Bargaining Unit Employees of Texsteam Operation of Dresser Industries, Inc. merged with the Plan. On the same date, certain balances of participants in the Dresser Industries, Inc. Union Plan transferred to the Plan.

Operations

Eligibility

Certain employees of the Company are eligible for participation in the Plan upon completion of three months of service.

Contributions

Participants may elect to contribute to the tax deferred savings and/or after tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 15% of the participant's eligible earnings of up to $170,000; the total amount of participant tax deferred savings contributions is limited to $10,500 and $10,000 for 2000 and 1999, respectively. The Company makes matching contributions to certain groups of participants based on separate formulas set forth in the plan document.

Cash Accounts

The Plan maintains cash accounts to facilitate the payment of benefits and receipt of contributions to the Plan.

Investment Elections

Prior to April 1, 1999, the Plan provided several investment options including multiple mutual funds, an investment contract fund and the Halliburton Company Stock Fund. Effective April 1, 1999, contributions and participant account balances may be directed to one of eleven funds or a combination of funds. The assets of the funds are held in the Halliburton Company Employee Benefit Master Trust (the "Master Trust," see Note 3). One of the investment funds invests primarily in Halliburton Company stock (the "HSF"). These investments are exposed to various risk, such as interest rate, credit, and overall market volatility risks. Due to the level of the risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


materially affect the amounts reported in the statements of net assets available for plan benefits. Participants' contributions to the HSF are limited to 15% of their total contributions. The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

Participant Loans

A participant may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at any time. Loans bear interest at the current prime rate (9.50% at December 31, 2000), plus one percent as published in the Wall Street Journal. Loans must be repaid within five years (ten years for primary residence loan) through payroll deductions. Loans are collateralized by the participant's account balance.

Vesting

Participants' contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants become fully vested in matching contributions and the earnings thereon upon the completion of five years of service. Participants who terminate before becoming vested forfeit the nonvested portion of their account balance unless they are rehired within five years of termination. Such forfeitures are used to reduce future Company matching contributions. As of December 31, 2000, total forfeitures were $2,742; forfeitures were used to reduce Company contributions during 2000.

Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, or due to disability or death. Certain participant balances related to prior plan mergers may be withdrawn at any time. Direct rollovers to an IRA or other qualified plans are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant's election. Distributions from the HSF may be in the form of shares of stock or cash. Each participant may elect to receive an in-service withdrawal of their after-tax contributions.

Administration

At December 31, 2000 and 1999, State Street Bank and Trust Company ("State Street") was the Plan's trustee and Hewitt Associates LLC was the recordkeeper.

Investment Earnings

Investment earnings on participants' accounts are allocated proportionately based on their relative account balance in each investment fund. Such earnings are taxable to participants at the time of distribution from the Plan.

Plan Termination

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


2.   Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Prior to April 1, 1999, certain participants' accounts were invested in mutual funds that were stated at fair value, except for those accounts invested in an investment contract, which was valued at contract value, and Halliburton Company stock. Shares of mutual funds were valued at quoted market prices. Halliburton Company Stock was valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash). Purchases and sales of investments were recorded on a trade-date basis. Dividends were recorded on the ex-dividend date. See Note 3 Master Trust for 2000 investment valuation and income recognition.

Allocation of Master Trust Net Investment Activity

The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain (loss) from investments sold, change in the unrealized net gain (loss) on investments, dividend income, and interest income of the Master Trust.

Administrative Expenses

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the plan assets at the discretion of the plan administrator and in accordance with the terms of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

On September 15, 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (the "SOP") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs by investment option and certain other previously required disclosures. The Plan adopted the SOP in 1999.

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives in the statement of financial position and measure those instruments at fair value. In 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date for one year. The Plan must implement SFAS No. 133 for fiscal year 2001, and management does not expect a material impact on the Plan's net assets or net investment income.

3.   Master Trust:

At December 31, 2000, assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into thirteen funds in which the plans may participate. The Plan participates in eleven of these funds. The combination of the plans' assets is only for investment purposes, and each plan continues to be operated under its current plan document. All investments of the Master Trust are held by State Street.

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bonds and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

Real estate related investments consist of real estate mortgages and investments in Real Estate Investment Trusts. Real estate mortgages are stated at cost plus accrued interest less payments received.

All investment transactions are accounted for on the trade-date basis in accordance with accounting principles generally accepted in the United States. The Master Trust's investment activity is included in the summary statements below.

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


The following are the statements of net assets as of December 31, 2000 and 1999, and the statement of changes in net assets of the Master Trust for the year ended December 31, 2000 (dollar amounts in thousands):


      Statements of Net Assets                                                            2000            1999
      ------------------------                                                       --------------   --------------
         Cash and equivalents                                                          $   359,903      $   376,319
         Receivables                                                                        40,740           62,024
         Asset-backed investment contracts                                                  (5,819)          10,564
         U.S. corporate and government bonds and notes                                   2,154,126        1,837,434
         Non-U.S. bonds and notes                                                          255,764          189,126
         Non-U.S. stock                                                                    525,642          645,146
         Halliburton Company stock                                                         153,963          178,766
         Insurance investment contracts                                                     17,244           46,557
         Pooled equity index funds                                                           7,232           12,142
         Other U.S. stock                                                                1,231,674        1,432,116
         Pooled bond funds                                                                  50,798           20,290
         Real estate related investments                                                     5,347            5,395
         Investments in mutual funds                                                       735,210          629,697
         Payables                                                                         (557,896)        (219,308)
                                                                                     --------------   --------------

         Net assets of the Master Trust                                                $ 4,973,928      $ 5,226,268
                                                                                     ==============   ==============

         Plan dollar value interest                                                    $    23,957      $    24,378
                                                                                     ==============   ==============

         Plan percent interest                                                                  .5%              .5%
                                                                                     ==============   ==============

      Statement of Changes in Net Assets
      ----------------------------------

         Participating plans' net assets, beginning of year                                             $ 5,226,268

         Net realized gain                                                                                  267,831
         Net change in unrealized gain                                                                     (435,043)
         Net investment income                                                                              179,849
         Receipts from participating plans                                                                1,650,914
         Withdrawals by participating plans                                                              (1,915,891)
                                                                                                      --------------
         Participating plans' net assets, end of year                                                   $ 4,973,928
                                                                                                      ==============

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


      Net Appreciation (Depreciation) by Type
      ---------------------------------------
       Cash and equivalents                                                $       1,336
       U.S. corporate and government
           bonds and notes                                                        18,745
       Non-U.S. bonds and notes                                                   (5,200)
       Non-U.S. stock                                                            (79,552)
       Halliburton Company stock                                                 (10,533)
       Pooled equity index funds                                                  (3,159)
       Other U.S. stock                                                          (65,347)
       Investments in mutual funds                                               (22,108)
       Other investments                                                          (1,394)
                                                                           --------------

       Total depreciation                                                  $    (167,212)
                                                                           ==============


The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust's management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the statement of changes in net assets of the Master Trust.

4.   Investments:

Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                                 2000            1999
                                                            ------------   --------------
         Participation in Master Trust, at fair value-
              S&P 500 Index Fund                            $ 1,916,908      $ 1,711,088
              Fixed Investment Fund                           3,470,404        3,116,300
              Balanced Fund                                   3,666,836        3,477,573
              Halliburton Company Stock Fund                  1,160,124        1,449,783
              Large Cap Value Equity Fund                     1,860,693        1,522,408
              Large Cap Value Growth Equity Fund             10,564,992       12,363,899

5.   Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated October 8, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the IRC.

Halliburton Savings Plan

Notes to Financial Statements
December 31, 2000 and 1999


6.   Related-Party Transactions:

State Street is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street is also the trustee. Additionally, the Master Trust invests in the HSF; therefore, State Street, the Master Trust, the Company, and the participants of the Plan qualify as parties-in-interest.

7.   Subsequent Event:

On January 30, 2001, the Company executed a definitive agreement to sell Dresser Equipment Group ("DEG") to an investor group consisting of First Reserve Corporation, Odyssey Investment Partners, LLC and members of the existing DEG management team (the "Buyers").

Effective April 10, 2001, approximately 2,300 participants and their balances will be transferred out of the Plan in June 2001 into similar plans established by the Buyers.

Halliburton Savings Plan

Supplemental Schedule of Assets Held for Investment Purposes
As of December 31, 2000
EIN:  75-2677995
Plan #:  145


    (a)                       (b)                                         (c)                            (e)
                 Identity of Issue, Borrower,                                                          Current
                   Lessor, or Similar Party                    Description of Investment                Value
--------    ---------------------------------------    -----------------------------------------    --------------
   *        Halliburton Company Employee               Investment in Net Assets of Halliburton
                Benefit Master Trust                       Company Employee Benefit Master
                                                           Trust                                    $ 23,956,619

   *        Participant Loans                          Loans issued at interest rates between
                                                           7.75% and 10.5%                             1,308,674



* Column (a) indicates each identified person/entity known to be a party-in-interest.




This supplemental schedule lists assets held for investment purposes at December 31, 2000, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.